UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

SKEENA RESOURCES LIMITED

(Translation of Registrant’s Name into English)

001-40961

(Commission File Number)

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 to this report is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-285911) and the registrant’s Registration Statement on Form S-8 (File Number 333-278435).

EXHIBIT INDEX

99.1	Material change report dated October 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
	Name:	Andrew MacRitchie
	Title:	Chief Financial Officer

Date: October 9, 2025